
---------------------------
          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION
---------------------------                   Washington, D.C. 20549
[_]  Check this box
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     of Section 16. Form 4
     or Form 5 obligations   Filed pursuant to Section 16(a) of the Securities Exchange
     may continue. See        Act of 1934 Section 17(a) of the Public Utility Holding
     Instruction 1(b).              Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Petrocelli                    Santo
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Petrocelli Communications Company
     22-09 Bridge Plaza North
--------------------------------------------------------------------------------
                                    (Street)

     Long Island City,             New York               11101
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     FiberNet Telecom Group, Inc.  FTGX
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     August 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Persons to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one reporting person
     [_]  Form filed by more than one reporting person
________________________________________________________________________________


--------------------------------------------------------------------------------
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Dates         ------------     Amount      or   Price      (Instr. 3      (I)       Ownership
(Inst. 3)                             (month/day/     Code     V                 (D)               and 4)       (Instr.4) (Instr. 4)
                                       year)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock of FiberNet Telecom      8/30/00        S                200,000    D    $2,200,000  6,700,000     I        By SMFS,
 Group, Inc., par value $0.001                                                                                           Inc., a
 per share                                                                                                               Delaware
                                                                                                                         corporation
------------------------------------------------------------------------------------------------------------------------------------
Common Stock of FiberNet Telecom                                                                    118,753     I        By
 Group, Inc., par value $0.001                                                                                           Petrocelli
 per share                                                                                                               Industries,
                                                                                                                         Inc., a
                                                                                                                         Delaware
                                                                                                                         corporation
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

NY-297338.1
                                  Page 1 of 3

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Warrants to         $1.50                                    6/30/99  6/30/04  Common     141,666                    I   By
 purchase shares                                                                stock                                    Petrocelli
 of common stock                                                                of                                       Industries,
                                                                                FiberNet                                 Inc., a
                                                                                Telecom                                  Delaware
                                                                                Group, Inc.,                             corporation
                                                                                par value
                                                                                $0.001
                                                                                per share
------------------------------------------------------------------------------------------------------------------------------------
Warrants to         $0.67                                    6/30/99  6/30/04  Common      78,377                   I   By
 purchase shares                                                                stock                                    Petrocelli
 of common stock                                                                of                                       Industries,
                                                                                FiberNet                                 Inc., a
                                                                                Telecom                                  Delaware
                                                                                Group, Inc.,                             corporation
                                                                                par value
                                                                                $0.001
                                                                                per share

------------------------------------------------------------------------------------------------------------------------------------
Option to           $1.95                                    5/7/99   5/7/02   Common     190,000                   D
 purchase shares                                                                stock
 of common stock                                                                of
                                                                                FiberNet
                                                                                Telecom
                                                                                Group, Inc.,
                                                                                par value
                                                                                $0.001
                                                                                per share

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


NY-297338.1
                                  Page 2 of 3
                                                                 SEC 1474 (3/91)

                                    SANTO PETROCELLI, SR. on behalf of himself and as President, on behalf of SMFS, Inc. and PETROCELLI INDUSTRIES, INC.

                                     /s/ Santo Petrocelli                9/11/00
                                     -------------------------------     -------
                                     **Signature of Reporting Person      Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


NY-297338.1
                                  Page 3 of 3
                                                                 SEC 1474 (3/91)